UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                 April 2010

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Exhibit 99.1 – Amended Form 51-102F1, March 31, 2009

2.  Exhibit 99.2 – Amended Form 51-102F1, June 30, 2009

3.  Exhibit 99.3 – Amended Form 51-102F1, September 30, 2009

4.  Exhibit 99.4 – Amended Form 51-102F1, December 31, 2008

5.  Exhibit 99.5 – Form 52-109F2R, CEO

6.  Exhibit 99.6 – Form 52-109F2R, CFO

7.  Exhibit 99.7 – Form 52-109F2R, CEO

8.  Exhibit 99.8 – Form 52-109F2R, CFO

9.  Exhibit 99.9 – Form 52-109F2R, CEO

10. Exhibit 99.10 – Form 52-109F2R, CFO

11. Exhibit 99.11 – Form 52-109F2R, CEO

12. Exhibit 99.12 – Form 52-109F2R, CFO

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768

(Registrant)

Date: April 20, 2009         By: /s/ Neal Iverson

                                    Neal Iverson, Director